Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor.

If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

INTERNATIONAL GAME TECHNOLOGY PLC

(incorporated and registered in England and Wales under number 09127533)

NOTICE OF 2019 ANNUAL GENERAL MEETING

Notice of the annual general meeting (the “AGM”) of International Game Technology PLC (the “Company”) to be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2019 at 3 p.m. (BST) is set out in this document.

Whether or not you propose to attend the AGM, please vote in accordance with the instructions printed on the enclosed form.

Contents

Letter from the Chairperson	3

Notice and Resolutions	5

Part 1: Explanatory Notes to the Resolutions	11

Part 2: General Notes to the AGM Notice	17

The Appendix: Directors’ Biographies	23

Directions to the AGM

The AGM will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH. Directions to the address of the AGM are as follows:

BY UNDERGROUND

The nearest tube station to the venue is Marble Arch.

BY AIR

Heathrow Express

From Heathrow take the Heathrow Express (every 15 minutes) to Paddington train station and then a taxi to the hotel (ten minutes).

Gatwick Airport - 30 miles / 48 km

Taxi from Gatwick - approximately 1 hour 15 minutes
Gatwick Express - approximately 1 hour

Gatwick Express

From Gatwick take the Gatwick Express (every 15 minutes) to Victoria train station and then a taxi to the hotel (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The hotel is within walking distance, ten minutes along Oxford Street.

CAR PARKING

Parking may be available in advance by the hotel concierge.

International Game Technology PLC

Registered number: 09127533

Registered office: Marble Arch House 66 Seymour Street Second Floor London W1H 5BT	Directors: Paget Alves Alberto Dessy Marco Drago Patti Hart James McCann	Heather McGregor Lorenzo Pellicioli Vincent Sadusky Marco Sala Gianmario Tondato Da Ruos

18 April 2019

Dear Recipient,

Annual General Meeting to be held on Friday 17 May 2019

I have the pleasure of sending you the notice of this year’s AGM (the “AGM Notice”) which we are holding at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2019 at 3 p.m. (BST). The AGM Notice, including the proposed resolutions, is set out on page 5 onwards of this document.

Your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3 p.m. (BST) on 15 May 2019 is entitled to vote on the resolutions contained in the AGM Notice (the “Resolutions”).

At the AGM, voting on all Resolutions will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more transparent as shareholder votes are counted according to the number of shares held.

Like last year, we are proposing that the continued appointment of the Company’s directors be put to a shareholder vote. It is noted that Patti Hart has decided to stand down from her position as a director of the Company to pursue her other commitments and we wish her well in that endeavour.

15 of the 18 Resolutions being put to shareholders are proposed as ordinary resolutions. This means that, for each of the Resolutions being proposed as ordinary resolutions to be passed, votes representing more than half of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution. Four Resolutions being put to shareholders are being proposed as special resolutions. This means that, for each of the Resolutions being proposed as special resolutions to pass, votes representing a majority of not less than 75% of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution. Explanatory notes in respect of the Resolutions are set out in Part 1 of this AGM Notice.

As soon as practicable following the AGM, the result of the voting at the AGM will be published on the Company’s website at www.igt.com and filed with the Securities and Exchange Commission. The Company’s annual reports and accounts for the period ended 31 December 2018 (the “Annual Reports and Accounts”) have been published and can also be viewed at www.igt.com.

If you are a shareholder, or you hold your shares through a 401(k) plan and are entitled to hard copy materials, then a hard copy of the Annual Reports and Accounts accompanies this notice. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276.

Action to be taken

If you would like to vote on the Resolutions but are unable to attend the AGM, please complete the proxy form or voting instruction form which accompanies the AGM Notice and return it according to the instructions on the form by no later than 3 p.m. (BST) on 15 May 2019. Alternatively, shareholders can appoint a proxy by one of the other methods referred to in the notes to the AGM Notice. Completion and return of a form of proxy, or appointment of a proxy by one of the other methods referred to in the notes to the AGM Notice, will not, however, prevent you from attending the AGM and voting in person if you should wish to do so. Further details relating to voting by proxy are set out in the notes to the AGM Notice.

Recommendation

The board of directors of the Company considers that the Resolutions are in the best interests of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of all the Resolutions, as they intend to do in respect of their own beneficial holdings.

The Company looks forward to seeing many of you at our AGM.

Yours sincerely,

Lorenzo Pellicioli

Chairperson

INTERNATIONAL GAME TECHNOLOGY PLC

(the “Company”)

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of the Company (the “AGM”) will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2019 at 3 p.m. (British Summer Time).

The business of the AGM will be to consider and, if thought fit, pass the resolutions listed below (the “Resolutions”). Resolutions 1 to 15 (inclusive) will be proposed as ordinary resolutions. Resolutions 16 to 18 (inclusive) will be proposed as special resolutions. Explanations of the Resolutions are set out at pages 11 to 16 of this notice and additional information for those entitled to attend the AGM is set out at pages 17 to 22. The biographies of the individuals whose continuing appointment is to be approved, are set out from page 23 onwards.

ORDINARY RESOLUTIONS

Annual reports and accounts 2018

1                                         THAT the annual reports and accounts of the directors and the auditor for the financial year ended 31 December 2018 (the “Annual Reports and Accounts”) be received and adopted.

Directors’ remuneration report 2018

2                                         THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) set out in section 2 of the Annual Reports and Accounts be approved.

Directors’ remuneration policy

3                                         THAT the directors’ remuneration policy (excluding the part containing the directors’ remuneration report) set out in section 2 of the Annual Reports and Accounts be approved to take effect immediately after the end of the AGM.

Continued appointment of directors

4                                         THAT Paget Alves, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

5                                         THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

6                                         THAT Marco Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

7                                         THAT James McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

8                                         THAT Heather McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

9                                         THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

10                                  THAT Vincent Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

11                                  THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

Re-appointment of auditor

12                                  THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual reports and accounts are laid before the Company.

Remuneration of auditor

13                                  THAT the board of directors of the Company or its audit committee be authorised to determine the auditor’s remuneration.

Political donations

14                                  THAT in accordance with sections 366 and 367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised during the period beginning on the date of the passing of this resolution and ending on the conclusion of the Company’s next annual general meeting, to:

14.1                        make political donations to political parties and/or independent election candidates not exceeding £100,000 (or its equivalent in another currency) in total;

14.2                        make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and

14.3                        incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total,

in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs 14.1, 14.2 and 14.3 of this Resolution 14 shall not exceed £100,000 (or its equivalent in another currency) in total.

Authority to allot shares

15                                  THAT the directors be generally and unconditionally authorised pursuant to s.551 of the Act to exercise all the powers of the Company to allot:

15.1                        ordinary shares in the Company and to grant rights to subscribe for, or to convert any security into, ordinary shares in the Company (“Relevant Securities”), up to a maximum aggregate nominal amount of $6,813,040.10; and

15.2                        Relevant Securities comprising equity securities (within the meaning of s.560 of the Act) up to an aggregate nominal amount of $6,813,040.10 in connection with an offer by way of a rights issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and

15.3                        special voting shares of US$0.000001 each in the capital of the Company (“Special Voting Shares”) and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $136.26, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 16 August 2020, but in each case the Company may, before such expiry, make an offer or agreement which would or might require Relevant Securities or Special

Voting Shares (as applicable) to be allotted after this authority expires and the directors may allot Relevant Securities or Special Voting Shares (as applicable) in pursuance of such offer or agreement as if this authority had not expired.

This authority is in substitution for all previous unutilised authorities given to the directors pursuant to s.551 of the Act, save to the extent that those authorities are exercisable pursuant to s.551(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date.

SPECIAL RESOLUTIONS

Disapplication of pre-emption rights

16                                  THAT, subject to the passing of Resolution 15 above, the directors be empowered pursuant to s.570 and s.573 of the Act to allot equity securities (within the meaning of s.560 of the Act) for cash, pursuant to the authority conferred by Resolution 15, as if s.561(1) of the Act did not apply to such allotment, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 16 August 2020. This power shall be limited to the allotment of equity securities:

16.1                        in connection with an offer of equity securities (including, without limitation, under a rights issue, open offer or similar arrangement, save that in the case of an allotment pursuant to the authority conferred by paragraph 15.2 of Resolution 15, such offer shall be by way of rights issue only) in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and

16.2                        otherwise than pursuant to paragraph 16.1, up to an aggregate nominal amount of $1,201,956.02,

but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 15” were omitted.

This power is in substitution for all previous unutlised powers given to the directors pursuant to s.570 and s.573 of the Act, save to the extent that those powers are exercisable pursuant to s.570(4) and s.573(3) of the Act by reason of any offer or agreement made prior to the date of the resolution which would or might require equity securities to be allotted on or after that date.

17                                  THAT, subject to the passing of Resolution 15 above, the directors be empowered pursuant to s. 570 and s. 573 of the Act, in addition to any power granted under Resolution 16, to allot equity securities (within the meaning of s.560 of the Act) for cash, pursuant to the authority conferred by Resolution 15, as if section 561(1) of the Act did not apply to any such allotment, such power to be:

17.1                        limited to the allotment of equity securities up to an aggregate nominal amount of $ 1,201,956.02; and

17.2                        used only for the purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 16 August 2020, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 15” were omitted.

Adoption of new articles of association

18                                  THAT, with effect from the conclusion of the AGM, the articles of association produced to the AGM and inititalled for the purpose of identification by the chairman of the AGM, be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing articles of association.

By order of the Board

Pierfrancesco Boccia

Company Secretary
18 April 2019

Registered Office:

Marble Arch House, 66 Seymour Street, 2nd Floor, London, England, W1H 5BT

Registered in England and Wales with registered number: 09127533

PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1

Annual Reports and Accounts for the financial year ended 31 December 2018

The Act requires that the directors of the Company (the “Directors” or the “Board”) lay the Annual Reports and Accounts before the Company in general meeting. Shareholders will be asked to receive and adopt the Annual Reports and Accounts. The Annual Reports and Accounts were published and made available to shareholders on 18 April 2019.

Resolution 2

Directors’ Remuneration Report

The Act requires quoted companies to put a resolution to shareholders at each annual general meeting of the Company to approve the Directors’ remuneration report (other than the part relating to the directors’ remuneration policy), which forms part of the Annual Reports and Accounts. Resolution 2 in the AGM Notice therefore seeks shareholder approval for the Annual Statement by the Chairperson of the Compensation Committee and the Remuneration Implementation Report (together comprising the “Remuneration Report”) which can be found at section 2 of the Annual Reports and Accounts (other than the part relating to the directors’ remuneration policy). This resolution is advisory in nature and the Directors’ entitlement to remuneration is not conditional on the resolution being passed.

The Remuneration Report gives details of the remuneration payments and share awards made by the Company to the Directors during the financial year ended 31 December 2018.

The Company’s auditor for the financial year ended 31 December 2018, PricewaterhouseCoopers LLP, has audited those parts of the Remuneration Report that are required to be audited and its report relating to the Remuneration Report can be found at section 4 of the Annual Reports and Accounts.

Resolution 3

Directors’ Remuneration Policy

The Act requires quoted companies to put a separate resolution to shareholders to approve the Directors’ remuneration policy, which is set out at section 2 (other than the part relating to the Directors’ Remuneration Report) of the Annual Reports and Accounts (the “Remuneration Policy”). A resolution to approve a remuneration policy was put to the vote at last year’s AGM in order to amend the policy to provide sufficient flexibility needed to allow the Company to fully operate all of the existing available remuneration structures.

The Company is proposing to make certain changes to the executive directors’s service agreement which require amendments to the current policy. Pursuant to the proposed changes, the period during which the executive director is subject to post-employment restrictive covenants will be extended from 9 months to 24 months. In consideration for complying with such covenants, the executive director will be entitled to receive a lump sum payment on termination. In addition, the amount of any severance payment to which the executive director may be entitled will be reduced. The proposed changes will require amendments to the Company’s current remuneration policy and Shareholders are therefore being asked to approve a new Remuneration Policy, which will, if approved, reflect the amended service agreement. No other changes to the current remuneration policy are proposed. The rationale is to align severance provisions of the Executive Director’s service agreement with UK market practice.

The vote on the Directors’ Remuneration Policy is a binding vote. If approved, the Remuneration Policy will take effect immediately following the conclusion of the AGM. Once the policy takes effect the Company will not be able to make a remuneration payment or payment for loss of office to a person who is, or is to become, or has been, a director of the Company unless that payment is consistent with the Remuneration Policy (or has been approved by a separate resolution of the members of the Company). If approved, it is intended that the policy will remain in place for three years and, unless the Company wishes to change the policy, no further shareholder approval will be needed during this period.

A remuneration policy will be put to shareholders for approval again no later than the Company’s annual general meeting in 2022.

Resolutions 4 to 11

Continued appointment of existing directors

2019 marks the fourth year of the Company’s existence since its merger with GTECH S.p.A. (the “Merger”). Shareholders may remember that the directors in situ at that time where given a three-year mandate set out in the Company’s articles of association, which expired on 7 April 2018. On 7 March 2018, the board of directors resolved that the Company’s shareholders should vote on each non-exective director’s continued appointment at every subsequent AGM. This year, members should vote on the continued appointment of each non-exective director except Patti Hart, who will resign on 17 May 2018.

As shareholders may remember, the Company sought approval at the 2018 AGM to appoint Marco Sala, its Chief Executive Director, for a term of three years. As this resolution passed, Marco Sala’s re-appointment will not be subject to shareholder vote until the 2021 AGM.

In November 2018, under the direction of the Chairperson, each of the directors underwent the Company’s customary annual performance evaluation. Having assessed the outcome of those performance evaluations, the Board is satisfied that each director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors remains independent in both character and judgement and that there are no relationships or circumstances likely to affect their independence. Although the Company is not subject to the U.K. Corporate Governance Code, which recommends annual shareholder appointment of directors, having considered the needs of the Company and market practice, including in the U.S. where the Company’s ordinary shares are listed, it was determined that it is in the best interests of the Company and its shareholders as a whole to put forward the non-executive directors for a shareholder vote this year to approve their continued appointment as directors of the Company.

Accordingly, the Board recommends that each of the non-executive directors other than Patti Hart be put forward to a shareholder vote to approve their continued appointment until the Company’s next annual general meeting. These resolutions therefore seek shareholder approval for the continued appointment of the Company’s non-executive directors, each of whom has confirmed their willingness to continue in office.

The Board currently has 10 directors (comprising a Chairperson, a Lead Independent Director (who is also Vice-Chairperson), one executive director and 7 other non-executive directors), whose experience and expertise are derived from a range of industries, sectors and personal characteristics that provide an invaluable and diverse perspective on the Company’s business.

Biographical details for each non-executive director, including their career history, skills, competencies and experience, can be found in the appendix to this AGM Notice and at www.igt.com.

Resolution 12

Re-appointment of auditor

The Directors recommend that PricewaterhouseCoopers LLP should be re-appointed as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next meeting at which annual reports and accounts are laid before the Company.

Resolution 13

Remuneration of auditor

Resolution 13 proposes that the board of directors or its audit committee is authorised to determine the remuneration of PricewaterhouseCoopers LLP.

Resolution 14

Political donations

The Act contains restrictions on companies making political donations to a political party or other political organisation, or incurring political expenditure. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. However, the Act defines political donations, political organisations and political expenditure very broadly. As a result, the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act.

Resolution 15

Authority to allot shares

Under the Act, the directors may allot shares (or grant certain rights over shares) only with the authority of shareholders in general meeting (other than pursuant to an employee share scheme). In certain circumstances this could be unduly restrictive. The directors’ existing authority to allot shares, which was granted at a general meeting held on 13 March 2015, is due to expire on 13 March 2020, which will likely be before the Company’s next annual general meeting.

Resolution 15 will be proposed as an ordinary resolution. Paragraphs 15.1 and 15.2 of Resolution 15 authorise the directors to allot ordinary shares in the capital of the Company up to a maximum nominal amount of $6,813,040.10 and up to a further maximum nominal amount of $6,813,040.10 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on 5 April 2019 (excluding treasury shares). The Company does not currently hold any shares in treasury. These limits are in accordance with guidelines issued by the Investment Association.

In addition, paragraph 15.3 of Resolution 15 authorises the directors to allot Special Voting Shares up to a maximum nominal amount of $136.26. This authority is required because the Company’s articles of association stipulate that, if there is an allotment of ordinary shares, then there must also be a simultaneous allotment of Special Voting Shares, so that the aggregate number of ordinary shares in issue is equal to the aggregate number of Special Voting Shares.

The authority conferred by the resolution will expire at the end of next year’s annual general meeting or, if sooner, on 16 August 2020.

The directors have no current intention of exercising the authorities sought by the paragraphs 15.1 and 15.2 of Resolution 15, other than pursuant to the Company’s employee and non-executive director share schemes. However, the directors believe it to be in the best interests of the Company to maintain the flexibility that this authority provides. If the directors do exercise these authorities, the directors intend to follow best practices as regards their use, as recommended by the Investment Association. The directors have no intention of exercising the authority sought by paragraph 15.3 of Resolution 15 other than in conjunction with an issue of ordinary shares, to ensure compliance with the requirement in the Company’s articles of association that the aggregate number of ordinary shares in issue be equal to the aggregate number of Special Voting Shares.

Resolutions 16 and 17

Disapplication of pre-emption rights

Unless they are given an appropriate power by shareholders, if the directors wish to allot any ordinary shares for cash or grant rights over ordinary shares or sell ordinary shares held in treasury for cash (other than pursuant to an employee share scheme) they must first offer them to existing shareholders in proportion to their existing holdings. These are known as pre-emption rights. The Special Voting Shares are not subject to these pre-emption rights, because they do not qualify as “equity securities” for the purposes of section 560 of the Act.

The existing disapplication of these statutory pre-emption rights, which was granted at the general meeting held on 13 March 2015, is due to expire on 13 March 2020, which will likely be before the Company’s next annual general meeting.

Accordingly, resolutions 16 and 17 will be proposed as special resolutions to give the directors power to allot ordinary shares without the application of these statutory pre-emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements (save that, in the case of an allotment pursuant to the authority conferred by paragraph 15.2 of Resolution 15, such offer shall be by way of rights issue only); second, in relation to the allotment of equity securities for cash up to a maximum aggregate nominal amount of $1,021,956.02 (representing approximately 5% of the nominal value of the ordinary shares in issue on 5 April 2019); and third, in relation to an acquisition or other capital investment as defined by the Pre-emption Group’s Statement of Principles, an additional 5% of the nominal value of the ordinary shares in issue on 5 April 2019.

These limits are in accordance with guidelines issued by the Pre-emption Group and the Investment Association.

The directors have no current intention of exercising these powers, other than pursuant to the Company’s employee and non-executive director share schemes. However, in certain circumstances, it may be in the best interests of the Company to allot shares for cash or grant rights over shares (other than pursuant to an employee share scheme) without first offering them proportionately to existing shareholders, and the powers in Resolutions 16 and 17 give the directors flexibility to take advantage of business opportunities that may arise.

The directors intend to adhere to the provisions in the Pre-Emption Group’s Statement of Principles, as updated in March 2015, and not to allot shares for cash on a non pre-emptive basis pursuant to the power in Resolution 16:

(i)                                     in excess of an amount equal to 5% of the total issued ordinary share capital of the Company excluding treasury shares; or

(ii)                                  in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company excluding treasury shares within a rolling three-year period, without prior consultation with shareholders, in each case other than in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

The powers sought and limits set by these resolutions will also apply to a sale by the Company of any shares it holds as treasury shares. The Act permits shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share-based incentive schemes.

The powers conferred by these resolutions will expire at the end of next year’s annual general meeting or, if sooner, on 16 August 2020.

Resolution 18

Adoption of new articles of association

In 2015, the Company adopted articles of association that contained a framework for the allotment of new shares, the disapplication of pre-emption rights and the purchase by the Company of its own ordinary shares. This framework saw the shareholders giving the Company authority to undertake these actions for up to five years.

The Company intends to align its articles of association more closely with those of other publicly traded companies and take into account investor guidelines. In the light of that aim, the Company considers that the framework set out in the existing articles of association is no longer appropriate, and, therefore, proposes to adopt new articles of association (the “New Articles”).

The New Articles will amend the Company’s existing articles of association by removing certain provisions from article 61 (which governs the directors’ authority to allot shares and to disapply associated pre-emption rights), correcting certain cross-references and clarifying that Special Voting Shares associated with Ordinary Shares repurchased by the Company may be redeemed. Going forward, the shareholder authorities referred to above, that is, the authority to allot new shares and disapply pre-emption rights in respect of the allotment of new ordinary shares, will be sought from the Company’s shareholders on an annual basis at the Company’s annual general meeting, as proposed at this year’s AGM by means of Resolutions 15, 16 and 17.

PART 2: GENERAL NOTES TO THE AGM NOTICE

1.              Record date

To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3 p.m. (BST) on 15 May 2019 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares and special voting shares, if any, registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

2.              Publication of information

A copy of (i) the current memorandum and articles of association of the Company and (ii) the New Articles will be available for inspection at the Company’s registered office during usual business hours from the date of this document and until the conclusion of the AGM, and at the venue of the AGM for at least 15 minutes prior to and during the AGM.

A copy of this notice can be found at www.igt.com.

3.              Voting arrangements

Voting on each of the Resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more transparent, as shareholder votes are counted according to the number of shares held by each shareholder that votes on the relevant resolution. Therefore, every qualifying member present in person, by proxy or by corporate representative and entitled to vote on the Resolutions will have one vote in respect of each ordinary share of $0.10 each in the capital of the Copmany (the “Ordinary Shares”).

The issued Special Voting Shares carry a voting right of 0.9995 each. The Special Voting Shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at www.igt.com) will be entitled to direct the Nominee to exercise the vote of any Special Voting Shares associated with their Ordinary Shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each Ordinary Share held. The Special Voting Shares and Ordinary Shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes.

The Special Voting Shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the Resolutions to the extent that a participant has either not elected to participate in the Loyalty Plan or has not directed how such shares should be voted by the Nominee.

The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the Resolutions will be published on the Company’s website, www.igt.com, and filed with the Securities Exchange Commission in due course.

4.              Corporate shareholders

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member:

a.              if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

b.              if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

5.              Publication request

Under section 527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a.              the audit of the Company’s annual reports and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b.              any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual reports and accounts were laid in accordance with section 437 of the Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 and 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

6.              Asking questions

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a.              to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b.              the answer has already been given on a website in the form of an answer to a question; or

c.               it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

7.              Beneficial owners

If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form.

If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM.

Paragraphs 8 to 13 inclusive on proxy provisions relate to shareholders only.

8.              Appointment of proxies

If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form.

A proxy form which may be used to make such appointment and give proxy directions accompanies this notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419.

A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the Chairperson of the AGM or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the Chairperson) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419.

If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular Resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution.

The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

9.              Appointment of proxy using hard copy proxy form

The notes to the hard copy proxy form explain how to direct your proxy how to vote on each Resolution or withhold their vote.

To be valid, the hard copy proxy form must be:

a.                                completed and signed;

b.                                sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. BOX 505008, Louisville, KY, 40233-9814; and

c.                                 received by no later than 10 a.m. (EDT) / 3 p.m. (BST) on 15 May 2019.

In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form.

10.       Electronic proxy appointments

Instead of mailing a hard copy proxy form, you may choose one of the electronic proxy appointment methods outlined below to appoint your proxy:

a.              by electronic means at www.investorvote.com/IGT; or

b.              within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch tone telephone.

Proxies submitted by the internet or telephone must be received by 10 a.m. (EDT) / 3 p.m. (BST) on 15 May 2019.

This address must not be used for any other purposes unless expressly stated.

11.       Appointment of proxy by joint shareholders

In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

12.       Changing proxy instructions

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form.

When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

13.       Termination of proxy appointments

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. BOX 505008, Louisville, KY, 40233-9814. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later than 10 a.m. (EDT) / 3 p.m. (BST) on 15 May 2019.

If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

14.       Communications

Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated.

15.       Total voting rights

As at 5 April 2019, being the latest practicable date before the publication of this notice, the issued share capital of the Company consisted of:

a.              204,391,203 ordinary shares of US$0.10 each, each carrying one vote at a general meeting;

b.              204,391,203 special voting shares of US$0.000001 each, each carrying 0.9995 votes at a general meeting; and

c.               50,000 sterling non-voting shares of £1 each.

The total number of voting rights in the Company as at that date was therefore 408,680,210.

16.       Proof of identity

Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy please make this fact known on admission to the AGM to Computershare personnel.

THE APPENDIX

DIRECTORS’ BIOGRAPHIES

NON-EXECUTIVE DIRECTORS

Paget Alves, Independent Director

Paget L. Alves has served on the Board since the formation of the Company and is a member of the Audit Committee and the Compensation Committee. Prior to the formation of the Company, Mr. Alves served on the International Game Technology board of directors since January 2010. He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (“Sprint”), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009. From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005. Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications. He currently serves on the board of directors of YUM! Brands and Synchrony Financial.

Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc. (2008-2010). Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Alberto Dessy, Independent Director

Alberto Dessy has served on the Board since the formation of the Company in April 2015 and is a member of the Compensation Committee. From 2011 to the formation of the Company, Mr. Dessy served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University and a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago, Non-Executive Director

Marco Drago has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. From July 2018 he is the President of The Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he was President of the Board of Partners since 2006). He is also Vice President of Planeta De Agostini Group, Director of Atresmedia, IGT PLC, DeA Capital S.p.A., De Agostini Editore S.p.A., S. Faustin (Techint Group) and member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business at Università Bocconi in Milan in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A, having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003.

James McCann, Vice Chairperson and Lead Independent Director

James F. McCann has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800- Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. Mr. McCann serves as director and Chair of the Nominating and Governance Committee of Willis Towers Watson. He previously served as the Chairman of the Board of Directors of Willis Towers Watson since January 4, 2016. Previously he served as Director (2004-2015) and nonexecutive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann also serves as a director for Scott’s Miracle-Gro.

He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Heather J. McGregor, Independent Director

Heather J. McGregor was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the graduate school of business of Heriot Watt University in the U.K. Professor McGregor is also the principal shareholder and non-executive chairman of the executive search firm Taylor Bennett. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies.

In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Lorenzo Pellicioli, Chairperson

Lorenzo Pellicioli has served as Chairperson of the Board since November 2018, before which he served as Vice-Chairperson of the Board since the formation of the Company in April 2015. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini S.p.A. since November 2005.

Mr. Pellicioli started his career as a journalist for the newspaper Giornale Di Bergamo and afterwards he became Bergamo TV Programmes Vice President. From 1978 to 1984, he held different posts in the sector of the Italian private television for Manzoni Pubblicità, Publikompass up to his nomination as Rete4 General Manager. In 1984, he joined the Gruppo Mondadori Espresso, the first Italian publishing group. He was initially appointed General Manager for Advertising Sales and Mondadori Periodici (magazines) Vice General Manager and afterwards President and CEO of Manzoni & C. S.p.A, advertising rep of the Group.

From 1990 to 1997, he was appointed first President and CEO of Costa Cruise Lines in Miami, being part of Costa Crociere Group operating in the North American market (USA, Canada and Mexico) and then became Worldwide General Manager of Costa Crociere S.p.A., based in Genoa. From 1995 to 1997 he was also appointed President and CEO of the Compagnie Francaise de Croisières (Costa-Paquet), the Paris-based subsidiary of Costa Crociere.

In 1997, he took part to the privatization of SEAT Pagine Gialle purchased by a group of financial investors. After the acquisition he was appointed CEO of SEAT. In February 2000, he also managed the “Internet Business Unit” of the Telecom Italia Group following the sale of SEAT. In September 2001, following the acquisition of Telecom Italia by the Pirelli Group, he resigned. Since November 2005 he has been CEO of the De Agostini Group, an Italian financial group with ownership in the publishing sector (De Agostini Editore), games and lotteries (IGT), media and communications (Atresmedia - Spanish television leader, Banijay Group - a leading company in the production and distribution of television and media content) and financial investments (DeA Capital).

He is also Chairman of the Board of Directors of DeA Capital, a member of the Board of Directors of Assicurazioni Generali S.p.A., and a member of the Advisory Board of Palamon Capital Partners. He was formerly also a member of the Boards of Directors of Enel, INA-Assitalia, and Toro Assicurazioni and of the Advisory Board of Lehman Brothers Merchant Banking.

On April 3, 2017 he was honored with the title of Chevalier dans l’ordre de la Légion d’Honneur.

Vincent Sadusky, Independent Director

Vincent L. Sadusky has served on the Board since the formation of the Company and is Chair of the Audit Committee. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He is Chief Executive Officer and a member of the board of directors of Univision Communications Inc. He served as President and Chief Executive Officer of Media General, Inc., one of the nation’s largest multimedia companies, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc. and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Gianmario Tondato da Ruos, Independent Director

Gianmario Tondato da Ruos has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabobank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.